Filed by Synopsys, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: ANSYS, Inc.
(Commission File No. 333-277912)

Date: March 5, 2025

Synopsys Responds to U.K. Competition and Markets Authority’s Phase 1 Announcement Regarding Ansys Acquisition

SUNNYVALE, Calif., March 5, 2025 – Today, Synopsys issued the following statement in response to the U.K. Competition and Markets Authority’s (CMA) recently published decision regarding Synopsys’ proposed acquisition of Ansys:

We are pleased that the CMA has formally cleared the transaction in Phase 1 subject to previously announced divestitures. We are continuing our work to secure regulatory approval in other jurisdictions and expect the transaction to close in the first half of 2025.

On the company’s recent earnings call, Synopsys president and CEO Sassine Ghazi underscored customer support for the pending transaction, and stated:

“Our pending acquisition of Ansys will pave the way for new AI-powered design solutions that fuse electronics and physics, giving R&D teams the tools they need to ignite their future innovation.”

About Synopsys

Catalyzing the era of pervasive intelligence, Synopsys, Inc. (Nasdaq: SNPS) delivers trusted and comprehensive silicon to systems design solutions, from electronic design automation to silicon IP and system verification and validation. We partner closely with semiconductor and systems customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow. Learn more at www.synopsys.com.

INVESTOR CONTACT:

Trey Campbell
Synopsys, Inc.
650-584-4289
Synopsys-ir@synopsys.com

EDITORIAL CONTACT:

Cara Walker
Synopsys, Inc.
650-584-5000
corp-pr@synopsys.com

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the anticipated timing of the closing thereof and the pending regulatory approval of the proposed transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, anticipated tax treatment and unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, pricing trends, future prospects, credit ratings, business and management strategies which may adversely affect each of Synopsys’ and Ansys’ business, financial condition, operating results and the price of their common stock, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including, among other things, the receipt of certain governmental and regulatory approvals on the terms expected, in a timely manner, or at all, (iii) the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect, following completion of the proposed transaction (if completed), the combined company or the expected benefits of the proposed transaction (including as noted in any forward-looking financial information), (iv) uncertainties as to access to available financing (including any future refinancing of Ansys’ or the combined company’s debt) to consummate the proposed transaction upon acceptable terms and on a timely basis or at all, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Ansys’ or Synopsys’ business relationships, competition, business, financial condition and operating results, (vii) risks that the proposed transaction disrupts current plans and operations of Ansys or Synopsys and the ability of Ansys or Synopsys to retain and hire key personnel, (viii) risks related to diverting either management team’s attention from ongoing business operations of Ansys or Synopsys, (ix) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the Merger Agreement or the proposed transaction, (x) the ability of Synopsys to successfully integrate Ansys’ operations and product lines, (xi) the ability of Synopsys to implement its plans, forecasts, expected financial performance and other expectations with respect to Ansys’ business or the combined business after the completion of the proposed transaction and realize the benefits expected from the proposed transaction (if completed) as well as manage the scope and size of the combined company, (xii) the ability of Synopsys to manage additional debt and debt covenants as well as successfully de-lever following the proposed transaction, (xiii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (xiv) uncertainty in the macroeconomic and geopolitical environment and its potential impact on the semiconductor and electronics industries, (xv) uncertainty in the growth of the semiconductor and electronics industries, (xvi) the highly competitive industries Synopsys and Ansys operate in, (xvii) actions by the U.S. or foreign governments, such as the imposition of additional export restrictions or tariffs, (xviii) consolidation among Synopsys’ customers and within the industries in which Synopsys operates, as well as Synopsys’ dependence on a relatively small number of large customers, (xix) the evolving legal, regulatory and tax regimes under which Ansys and Synopsys operate and (xx) restrictions during the pendency of the proposed transaction that may impact Ansys’ or Synopsys’ ability to pursue certain business opportunities or strategic transactions. These risks, uncertainties and factors, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. While the list of risks, uncertainties and factors presented here, and the list of risks presented in the proxy statement/prospectus, is considered representative, no such list is exhaustive. Unlisted risks, uncertainties and factors may present significant additional obstacles to the realization of forward-looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations.